EXHIBIT 21

Subsidiaries of Visant Corporation

Name of Subsidiary	Other Names Under Which Subsidiary Does Business	Jurisdiction of Incorporation or Organization
AKI, Inc.	Arcade Marketing, Inc. Color Optics by Arcade	Delaware
Arcade Europe SAS		France
Arcade LatAm, S.A.		Brazil
Dixon Direct LLC		Delaware
Jostens Canada, Ltd.		Manitoba, Canada
Jostens, Inc.		Minnesota
Neff Motivation, Inc.		Ohio
Phoenix Color Corp.		Delaware
SAS Carestia		France
The Lehigh Press LLC	Lehigh Direct	Delaware